

OFFERING MEMORANDUM

facilitated by



Calyxeum, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Calyxeum, LLC
State of Organization	MI
Date of Formation	06/26/2020
Entity Type	Limited Liability Company
Street Address	1284 17th St, Detroit MI, 48216
Website Address	www.calyxeum.com

(B) Directors and Officers of the Company

Key Person	Latoyia Rucker
Position with the Company Title First Year	COO 2019
Other business experience (last three years)	Chief Operations Officer Calyxeum · Full-timeCalyxeum · Full-timeJan 2020 - Present · 2 yrs 3 mosJan 2020 - Present · 2 yrs 3 mosDetroit Metropolitan Area

Key Person	Rebecca Colett

Position with the Company
               Title
            First Year
	CEO
	2019

Other business experience (last three years)	Chief Executive Officer CalyxeumCalyxeumSep 2019 - Present · 2 yrs 7 mosSep 2019 - Present · 2 yrs 7 mosDetroit, Michigan, United StatesDetroit, Michigan, United States • Calyxeum is the first African American Women Owned Cannabis Cultivation and Processing brand in the Midwest. Currently Medically licensed, Adult Use soon. Calyxeum also has a consulting and non profit arm where we consult with other potential applicants as well as build robust community programming for Detroit. www.calyxeum.com // www.calyxeumconsulting.com

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Latoyia Rucker	50%
Rebecca Colett	50%

(D) The Company's Business and Business Plan

Market Opportunity

Michigan is the second largest market in the U.S. with over 300,000 medical patients. Medical sales are projected to reach 883.9M by 2025. Michigan Sales are projected to be 7.8 Billion (including Adult Use) by market maturity.

- 1.4 Billion: Marijuana Business Daily estimates Michigan Adult Use sales totaling between $1.4 billion and $1.7 billion annually by 2023.
- 480 Million: Marijuana Moment estimated Michigan Medical sales in 2021.
- 25 Billion: Leafly estimated the US Cannabis industry revenue in 2021.

- 81%: Michigan Cannabis sales increased in 2021.
- 428,059: US Cannabis industry leads the nation in job creation with over 400K full time employees.

Our Heart is in the Plant. Our Hands are in the Community. We are Making HERstory.

Our Mission

Calyxeum is an MBE/WBE certified business founded in Detroit, MI. We run a boutique Cannabis Cultivation & Processing operation focused on providing underrepresented populations with access to high-quality Cannabis products.

- Our Founders have degrees in Science, Health, Business & Technology, and over 10 years of experience in Michigan's burgeoning Cannabis industry.
- Our intention is to expand our growing and processing operations throughout Michigan, adding a female touch to a female plant.
- We will maintain a competitive advantage in this quickly expanding segment by strengthening our relationships with existing and new customers and leveraging our industry-wide rapport that we have cultivated, much like our strains, since 2009.

The Team

Rebecca A Colett, CEO

Rebecca Colett is an experienced entrepreneur, technology professional, cannabis advocate, Native Detroiter and appointed board member at the National Cannabis Industry Association. She has worked alongside the Bureau of Cannabis Control in California and The Michigan Regulatory Agency during the development of their Social Equity Programs. She has served on the state Board of NORML, founded a Social Equity incubator and has been featured in many national media publications. Rebecca has also been featured at countless Cannabis Conferences and has lobbied on Capitol Hill in DC, and the State Capitols for Michigan, Georgia, California and Maryland for Equity in Cannabis as well as Veteran Access to Medical Cannabis. Rebecca holds a B.S in Business from Florida A&M University, a MBA from Booth School of Business at the University of Chicago as well as a Masters in Supply Chain from Georgia Tech.

LaToyia R. Rucker, COO

Chief Operating Officer of Calyxeum in Detroit. LaToyia is one of the first females to co-own a Medical Marijuana Licensing Clinic. She is an experienced entrepreneur, educator, master gardener and native Detroiter. In 2014 she was selected by Goldman Sachs 10,000 Small Business and currently is very active as an alumnus. She was also selected by Bloomberg LP 10,000 Small Businesses Coaching Session in 2017. LaToyia is also the founder and owner of Kid Fit Childcare Centers with two metro Detroit Locations. LaToyia holds a B.S. in Biology from the Tuskegee University, a Master Degree in Education from Wayne State University, and a Master's Degree in Early Childhood Education from Capella University.

Cam Carter, Advisory Board Member

Cameron Carter is a senior contracts manager who specializes in space, aerospace, and ground vehicle weapon systems. Before leading in the private sector, Cameron served as an Air Force Officer stationed in Colorado, Italy, and Kyrgyzstan. He earned his Bachelors from the Air Force Academy and MBA from Yale School of Management. Cameron serves on the advisory board of Calyxeum and participates in other minority inclusive ventures.

Khadijah Adams, Advisory Board Member

Cassondra "Khadijah" Adams is originally from Sugar Land, Texas. She started her first business while raising four sons as a single mother. Khadijah Adams has been a full-time entrepreneur since 1997. She entered the cannabis industry in 2014 by way of the Colorado market. She began investing in cannabis-related companies shortly thereafter and formed MIPR Holdings where she served as the founder and senior managing partner for 3-1/2 years and was responsible for consulting and connecting accredited investors to viable investment opportunities in the space.

Andy Weiss, Advisory Board Member

Mr. Weiss is an industry pioneer, participating since inception of the highly regulated marijuana markets of both Colorado, Nevada, Pennsylvania and Ohio. As a founding partner of iVita Wellness 2010, one of the oldest vertically integrated businesses in the Nationwide industry. Mr. Weiss and his team built a business with a focus on ethics and quality standards. Under his leadership, the company expanded to 3 locations, a state of the art production facility and 40,000 square ft of indoor grow. Mr. Weiss is currently co producing a documentary film regarding social equity and the lack of minority ownership in the cannabis industry.

Kandice Moss, Advisor

Kandice Moss is a graduate of Columbia College Chicago, holding a master's degree in dance Movement Psychotherapy and Professional Counseling. Her own experience of the healing power of dance and movement and her interest in helping individuals find their "why" led her to further her education in this field.
Kandice brings a wealth of experience to her private practice, Moss Therapy and Wellness, PLLC. Kandice holds an endorsement in Infant and Early Childhood Mental Health along with certification in Child-Parent Psychotherapy (CPP). She's worked as a dance movement therapist for children and adults with special needs and geriatric population with Alzheimer's & Dementia. Her current specialty of services includes anxiety, depression, trauma, and life transitions. Kandice is a member of the American Dance Therapy Association (ADTA) and Michigan Dance/Movement Therapy Collective. Kandice is the Executive Director of The Moss Foundation, a 501(c)(3), supporting children and families across the Detroit Metropolitan Area.

Eric Williams , Advisor

Eric C. Williams is managing attorney for the Economic Equity Practice (EEP) of Detroit Justice Center, a nonprofit devoted to grassroots approaches to creating safe, vibrant communities and creating just pathways to economic development in Detroit. Eric previously served as the director of Wayne State University Law School's Business and Community Law Clinic as well as the Director of the Wayne Law Program for Entrepreneurship and Business Law. His prior experience includes private practice in the New York offices of Nixon Peabody, LLP and Winston & Strawn, LLP.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	July 25, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Real Estate Purchase	$28,200	$235,000
Mainvest Compensation	$1,800	$15,000
TOTAL	$30,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.15 - 1.25%[2]
Payment Deadline	2027-09-30
Maximum Payment Multiple	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.22%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.15% and a maximum rate of 1.25% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	0.1%
$85,000	0.4%
$140,000	0.7%
$195,000	1.0%
$250,000	1.2%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Latoyia Rucker	50%
Rebecca Colett	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Private Investor	$100,000	3.00%	05/01/2024	n/a

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Calyxeum was Founded in October 2019 and has since achieved the following milestones:

- State of Michigan Regulatory Licensor 2020.

- Created a Social Equity Incubator; The Detroit Cannabis Project.

- We are currently in 25 retail locations around Michigan.

- Our Retail presence will double to upwards of 50 stores by Q2 2022.

- Hired Experienced Team Members.

- Launched our community benefit programs through our Non Profit arm; Calyxeum Catalyst.

- Partnered with Large Cannabis Operator in Michigan to scale our manufacturing process.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$10,561,658	$11,617,823	$12,431,070	$13,052,623	$13,444,201
Cost of Goods Sold	$91,529	$105,000	$112,000	$120,000	$125,000
Gross Profit	$10,470,129	$11,512,823	$12,319,070	$12,932,623	$13,319,201
EXPENSES					
Rent	$2,234,365	$2,290,224	$2,347,479	$2,406,165	$2,466,319
Utilities	$744,652	$763,268	$782,349	$801,907	$821,954
Salaries	$1,211,668	$1,332,834	$1,426,132	$1,497,438	$1,542,361
Insurance	$302,674	$310,240	$317,996	$325,945	$334,093
Equipment Lease	$60,000	$61,500	$63,037	$64,612	$66,227
Repairs & Maintenance	$20,000	$20,500	$21,012	$21,537	$22,075
Legal & Professional Fees	$100,000	$102,500	$105,062	$107,688	$110,380
Operating Profit	$5,796,770	$6,631,757	$7,256,003	$7,707,331	$7,955,792

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V